CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Scharf Investments, LLC (“Scharf”), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Scharf for the period through December 31, 2019, issued by Adviser Compliance Associates, LLC doing business as ACA Compliance Group, successor by merger to ACA Performance Services, LLC, and to related references to our firm, included in or made a part of the Prospectus dated January 28, 2021 for the Scharf Fund, Scharf Multi-Asset Opportunity Fund, Scharf Global Opportunity Fund, and Scharf Alpha Opportunity Fund.

January 20, 2021

Adviser Compliance Associates, LLC

By: /s/ Glenn Cline
    Glenn Cline
    Senior Counsel